Exhibit 99.1

ALTAGAS REACHES AN AGREEMENT TO SELL ITS INTEREST

IN THE CENTRAL PENN PIPELINE FOR $870 MILLION

AltaGas exceeds its 2019 asset sales target with approximately $2.2 billion announced or completed sales to-date

Calgary, Alberta (September 30, 2019)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that it has entered into a definitive agreement for the sale of its indirect, non-operating interest in the Central Penn Pipeline (Central Penn) held by its subsidiary WGL Midstream, Inc. (WGL Midstream) to Meade Pipeline Investment, LLC, a subsidiary of NextEra Energy Partners, LP. Total gross proceeds for WGL Midstream’s interest is approximately $870 million (US$657 million). AltaGas’ estimated 2019 cash flow and normalized EBITDA for the Central Penn Pipeline is approximately US$49 million and US$39 million, respectively. The transaction is expected to close in the fourth quarter of 2019 and is subject to customary closing conditions and regulatory approvals.

‘We have exceeded our asset sales guidance range for this year, and we are well positioned to focus on executing against our unique value proposition,” said Mr. Randy Crawford, President and Chief Executive Officer of AltaGas.  “In 2019, we have increased our financial flexibility and delevered our balance sheet. Operationally, our volumes at RIPET are at targeted levels, and we are focused on achieving more timely recovery of investments at our Utilities.  As we enter 2020 in a stronger position, we remain firmly focused on the future and unlocking the significant organic growth potential of our Midstream and Utilities assets,” continued Mr. Crawford.

AltaGas has now announced or completed approximately $2.2 billion in asset sales, which exceeds the top end of the previously announced $1.5 - $2.0 billion asset sales program targeted for 2019, including the sale of its portfolio of U.S. distributed generation assets for $940 million (US$720 million) which closed in September and the sale of its interest in the Stonewall Gas Gathering System in May for $379 million (US$280 million).

Central Penn is a FERC-regulated, 185-mile pipeline that originates in Susquehanna County, Pennsylvania, and extends to Lancaster County, Pennsylvania. It is an integral part of the larger Atlantic Sunrise project operated by The Williams Companies through Transcontinental Gas Pipe Line Company, LLC (Transco). The pipeline went into service in October 2018 and has the capacity to deliver up to approximately 1.7 Bcf/d of natural gas from the northeastern Marcellus producing area to markets in the mid-Atlantic and Southeastern regions of the United States.

In February 2014, WGL Midstream and certain partners formed Meade Pipeline Co LLC (Meade). Meade (39 percent) and Transco (61 percent) have joint ownership of Central Penn. WGL Midstream holds a 55 percent interest in Meade (21 percent indirect interest in Central Penn).

About AltaGas

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries:	Media Inquiries:
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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “approximately”, “will”, “expected”, subject to”, “target”, “aim”, “continue” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements in this document include, but are not limited to, statements with respect to the following: 2019 estimated normalized  EBITDA and cash flow of the disposed assets, expected closing date of the transaction; conditions to the closing of the transaction;  and future growth focus. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made.  Material assumptions include: assumptions regarding asset sales anticipated to close in 2019, timing of divestiture activities; EBITDA generated by the disposed assets; taxes; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: general economic conditions; growth strategy risk; planned asset sales in 2019; counterparty credit risk; dependence on certain partners; operating risk; changes in laws; risk management costs and limitations; regulatory; litigation; interest rates; underinsured and uninsured losses; weather data; service interruptions; competition; compliance with applicable law; and the other factors discussed under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended June 30, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding operational performance. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense.  Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, losses on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains on the sale of assets, accretion expenses related to asset retirement obligations, realized losses on foreign exchange derivatives, provisions on assets, provisions on investments accounted for by the equity method, development costs, foreign exchange gains (losses), distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.